SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                         PSi Technologies Holdings, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


            Common Shares, par value 1 2/3 Philippine Pesos per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74438Q 10 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

            c/o Merrill Lynch Global Emerging Markets Partners, L.P.
                            4 World Financial Center
                                   North Tower
                               New York, NY 10080
                            Telephone: (212) 449-1000

                                 With a copy to:
                             Frank J. Marinaro, Esq.
                            Merrill Lynch & Co., Inc.
                            4 World Financial Center
                                   North Tower
                               New York, NY 10080
                            Telephone: (212) 449-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 13, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

------------ ------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Global Emerging Markets Partners, L.P.


------------ ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /_/
                 Not Applicable                                      (b) /_/


------------ ------------------------------------------------------------------

     3        SEC USE ONLY




------------ ------------------------------------------------------------------

     4        SOURCE OF FUNDS

                  00

------------ ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                     /_/

                 Not Applicable

------------ ------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

----------------------- ------------ -------------------------------------------

       NUMBER OF             7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY
          EACH         ------------ -------------------------------------------
       REPORTING
         PERSON              8      SHARED VOTING POWER
          WITH
                                          7,141,624
                          ----------- -----------------------------------------

                             9        SOLE DISPOSITIVE POWER

                                          Not Applicable

                          ---------- ------------------------------------------

                             10       SHARED DISPOSITIVE POWER

                                          7,141,624

------------- -----------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,141,624

------------ ------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    /_/

                  Not Applicable
------------ ------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%
------------- -----------------------------------------------------------------

    14        TYPE OF REPORTING PERSON

                  PN
------------- -----------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

------------- -----------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Global Capital, L.L.C.

------------- ----------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /_/
                                                                       (b) /_/
                  Not Applicable

------------- -----------------------------------------------------------------

     3        SEC USE ONLY



------------- -----------------------------------------------------------------

     4        SOURCE OF FUNDS

                  00
------------- -----------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e)                                   /_/

                  Not Applicable
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------- ------------ -------------------------------------------

       NUMBER OF             7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY
          EACH         ------------ -------------------------------------------
       REPORTING
         PERSON              8      SHARED VOTING POWER
          WITH
                                          7,141,624
                          ----------- -----------------------------------------

                             9        SOLE DISPOSITIVE POWER

                                          Not Applicable
                          ----------- -----------------------------------------

                             10        SHARED DISPOSITIVE POWER
                                          7,141,624
------------------------- ----------- -----------------------------------------

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,141,624
------------ ------------------------------------------------------------------


    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                  /_/

                  Not Applicable

------------ ------------------------------------------------------------------

    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%
------------ ------------------------------------------------------------------

    14         TYPE OF REPORTING PERSON

                  00
------------ ------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

------------ ------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Global Partners, Inc.

------------ ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /_/
                                                                     (b) /_/
                  Not Applicable

------------ ------------------------------------------------------------------

     3        SEC USE ONLY


------------ ------------------------------------------------------------------

     4        SOURCE OF FUNDS

                  00

------------ ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e)                                   /_/

                  Not Applicable

------------ ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

---------------------- ------------ -------------------------------------------

       NUMBER OF             7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY
          EACH         ------------ -------------------------------------------
       REPORTING
         PERSON              8      SHARED VOTING POWER
          WITH

                                          7,141,624

                       ------------ -------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                          Not Applicable

                       ------------ -------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          7,141,624
------------ ------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,141,624
------------ ------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                  /_/

                  Not Applicable

------------ ------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%

------------ ------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON

                  CO
------------ ------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

------------ ------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ML IBK Positions, Inc.

------------ ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                                      (b) /_/
                  Not Applicable

------------ ------------------------------------------------------------------

     3        SEC USE ONLY



------------ ------------------------------------------------------------------

     4        SOURCE OF FUNDS

                  [Not Applicable]
------------- ------------------------------------------------------------------

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e)                                   /_/

                  00

------------ ------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------- ------------ -------------------------------------------

       NUMBER OF             7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY
          EACH         ------------ -------------------------------------------
       REPORTING
         PERSON              8      SHARED VOTING POWER
          WITH
                                          7,141,624
                       ------------- ------------------------------------------

                             9        SOLE DISPOSITIVE POWER

                                          Not Applicable

                        ------------ ------------------------------------------

                             10       SHARED DISPOSITIVE POWER

                                          7,141,624

-------------------------------------------------------------------------------

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,141,624

-------------------------------------------------------------------------------

    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                  /_/

                  Not Applicable

-------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%

-------------------------------------------------------------------------------

    14         TYPE OF REPORTING PERSON

                  CO

-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

------------ ------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Group, Inc.

------------ ------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /_/
                                                                      (b) /_/
                  Not Applicable

------------ ------------------------------------------------------------------

     3       SEC USE ONLY



------------ ------------------------------------------------------------------

     4       SOURCE OF FUNDS

                  00

------------ ------------------------------------------------------------------

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(d) or 2(e)                                     /_/

                  Not Applicable
------------ ------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------- ------------ -------------------------------------------

       NUMBER OF             7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY
          EACH         ------------ -------------------------------------------
       REPORTING
         PERSON              8      SHARED VOTING POWER
          WITH
                                          7,141,624
                       ------------ -------------------------------------------

                             9        SOLE DISPOSITIVE POWER

                                          Not Applicable

                       ------------ -------------------------------------------

                             10        SHARED DISPOSITIVE POWER

                                          7,141,624

------------- -----------------------------------------------------------------

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,141,624

------------- -----------------------------------------------------------------

    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                     /_/

                  Not Applicable

------------ ------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%

------------ ------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON

                  HC, CO

------------ ------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

------------ ------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch & Co., Inc.

------------ ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                                      (b) /_/
                  Not Applicable

------------ ------------------------------------------------------------------

     3        SEC USE ONLY


------------ ------------------------------------------------------------------

     4        SOURCE OF FUNDS

                  00

------------ ------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e)

                  Not Applicable

------------ ------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

---------------------- ------------ -------------------------------------------

       NUMBER OF             7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY
          EACH         ------------ -------------------------------------------
       REPORTING
         PERSON              8      SHARED VOTING POWER
          WITH
                                          7,141,624
                       ------------ -------------------------------------------

                             9        SOLE DISPOSITIVE POWER

                                          Not Applicable

                       ------------ -------------------------------------------

                             10        SHARED DISPOSITIVE POWER

                                          7,141,624

------------- -----------------------------------------------------------------

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,141,624

------------- -----------------------------------------------------------------

    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                     /_/

                  Not Applicable

------------ ------------------------------------------------------------------

    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%

------------ ------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON

                  HC, CO

------------ ------------------------------------------------------------------

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement on Schedule 13D relates is common shares, par value 1 2/3 Philippine Pesos per share, of PSi Technologies Holdings, Inc., a Philippine corporation (the "Issuer"). The address of the Issuer's principal executive offices is Electronics Avenue, FT1 Complex, Taguig, Metro Manila 1604, Philippines.

Item 2.   Identity and Background.

          This Statement is being filed by (a) Merrill Lynch Global Emerging Markets Partners, L.P. ("MLGEMP"), (b) Merrill Lynch Global Capital, L.L.C., (c) Merrill Lynch Global Partners, Inc., (d) ML IBK Positions, Inc., (e) Merrill Lynch Group, Inc., and (f) Merrill Lynch & Co., Inc.

          Merrill Lynch Group, Inc. is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ML IBK Positions, Inc. and Merrill Lynch Global Partners, Inc. are direct and indirect wholly-owned subsidiaries of Merrill Lynch Group, Inc., respectively. Merrill Lynch Global Partners, Inc. is the managing member of Merrill Lynch Global Capital, L.L.C. The general partner of MLGEMP is Merrill Lynch Global Capital, L.L.C.

          Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., Merrill Lynch Global Partners, Inc. and ML IBK Positions, Inc. are each corporations organized under the laws of Delaware. Merrill Lynch Global Capital, L.L.C. is a limited liability company organized under the laws of Delaware. MLGEMP is a limited partnership organized under the laws of Delaware.

          Attached hereto as Appendix A is a list of each of the reporting persons setting forth the following information with respect to each such entity:

          (a) name;
          (b) principal business; and
          (c) address of principal business and office.

          Attached hereto as Appendix B is a list of the executive officers and directors of each reporting person setting forth the following information with respect to such person:

          (a) name;
          (b) business address (or residence where indicated);
          (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
          (d) citizenship.

          During the last five years, no entity listed on Appendix A and, to the knowledge of the reporting persons, no person listed on Appendix B, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On May 29, 2001, pursuant to a Share Purchase Agreement between MLGEMP and RFM Corporation, a Philippine corporation (the "Share Purchase Agreement"), MLGEMP acquired 4,580,910 shares of the Issuer from RFM Corporation. The purchase price paid by MLGEMP was $7.00 per share, with the possibility of a per share price increase of up to $1.50 per share in the event that the Issuer's financial performance for the fiscal year 2001 exceeds certain levels as set forth in the Share Purchase Agreement.

          In the event that RFM Corporation does not receive a required clearance from Philippine tax authorities with respect to the transaction by June 20, 2001 (or by July 16, 2001 if such period is extended by MLGEMP), the purchase price for the shares purchased from RFM Corporation will be returned to MLGEMP and the shares will be returned to RFM Corporation. Until such time as the tax clearance is received and MLGEMP is registered as the owner of the shares in the books of the Issuer (or until the purchase price is returned to MLGEMP), MLGEMP will possess beneficial ownership of such shares pursuant to a Deed of Assignment, Proxy and Deed of Trust executed in favor of MLGEMP. The Share Purchase Agreement and all exhibits thereto, including the Deed of Assignment, Proxy and Deed of Trust, are being filed herewith as Exhibit 1 to this Statement and are hereby incorporated by reference.

          Prior to the transaction described in the preceding paragraphs, MLGEMP owned 2,560,714 shares of the Issuer. Thus, after giving effect to the transaction, MLGEMP holds 7,141,624 shares of the Issuer. All of the funds used in making the purchases stated in Item 5 below were obtained from capital contributions by the partners of MLGEMP.

Item 4.   Purpose of Transaction.

          In accordance with the change in shareholdings of the Issuer and pursuant to the terms of the Shareholders Agreement dated May 29, 2001 among MLGEMP, the Issuer, PSi Technologies, Inc. ("PSi Technologies"), JAFCO Investment (Asia Pacific) Ltd. ("JAFCO") and Arthur J. Young, Jr. (the "Shareholders Agreement), the board of directors of the Issuer will be reconstituted to consist of nine members, five of which will be designees of MLGEMP. The MLGEMP designees will initially be (i) Arthur J. Young, Jr., the President and Chief Executive Officer of the Issuer and a current director of the Issuer, (ii) Brian A. Renaud, a current director of the Issuer, (iii) Mandakini Puri, (iv) Carol Lee and (v) Sung Min Cho. To the extent that MLGEMP's current shareholding in the Issuer decreases, MLGEMP will be entitled to a lower number of designees as determined in accordance with the cumulative voting procedure established for the Issuer. At its option and subject to the terms of the Shareholders Agreement and applicable law, MLGEMP may remove and replace its designees on the board of directors of the Issuer.

          The Shareholders Agreement provides that the articles of incorporation and by-laws of the Issuer shall, to the extent permitted by applicable law, be amended to reflect the terms of the Shareholders Agreement. The proposed amendments to the by-laws of the Issuer are expected to be presented to the shareholders of the Issuer for their approval at the next meeting of the shareholders. A copy of the Shareholders Agreement is attached hereto as Exhibit 2 and is hereby incorporated by reference.

          On June 13, 2003, MLGEMP entered into a letter of interest (the "Letter of Interest") with the Issuer and PSi Technologies, which provided for, among other things, an additional investment by MLGEMP in PSi Technologies. Such investment, if consummated, would be in the form of a USD$ 4.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note of PSi Technologies for a cash consideration of USD$ 4.0 million. The note would be exchangeable at the option of MLGEMP, into 2,721,088 shares of common stock of the Issuer at a price of $1.47 per share. The exchange price is subject to reduction if the Issuer fails to meet certain performance targets.

          Except as set forth above, as of the date of this Statement, none of the reporting persons, or to the knowledge or belief of the reporting persons, any of the individuals listed in Appendix B, has any present plan or intention which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

          MLGEMP from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the restrictions set forth in the agreements referred to below, MLGEMP will take such actions in the future as MLGEMP may deem appropriate in light of the circumstances existing from time to time.

Item 5.   Interest in Securities of the Issuer.

          The reporting persons beneficially own an aggregate of 7,141,624 common shares of the Issuer, representing approximately 53.7% of the total common shares currently outstanding.

          For each reporting person, the information contained in Items 7 through 10 on the applicable cover page hereto regarding such person is incorporated herein by reference.

          Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), Merrill Lynch Global Capital, L.L.C., Merrill Lynch Global Partners, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. disclaim beneficial ownership of the common shares of the Issuer referred to herein, and the filing of this Schedule 13D shall not be construed as an admission that any of such entities are, for the purposes of
Section 13(d) of the Act, the beneficial owner of any common shares of the Issuer covered by this Statement.

          None of the entities listed on Appendix A and, to the knowledge of the reporting persons, no person listed on Appendix B, has effected any transaction in the common shares of the Issuer during the past 60 days, in each case, other than the acquisition of the common shares of the Issuer pursuant to the Share Purchase Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          In addition to the Share Purchase Agreement, MLGEMP entered into the Shareholders Agreement and a Registration Rights Agreement dated May 29, 2001 among MLGEMP, the Issuer and JAFCO (the "Registration Rights Agreement").

          Under the Shareholders Agreement, common shares of the Issuer owned by MLGEMP, JAFCO and Arthur Young are subject to certain transfer restrictions. Under certain circumstances, MLGEMP and JAFCO have a right of first refusal to purchase and a tag-along right to sell common shares of the Issuer when the other party wishes to transfer its shares. As a result of its current shareholding, and in accordance with the Shareholders Agreement, MLGEMP currently may appoint and remove a majority of the board of directors of the Issuer and the board of directors of the Issuer's principal operating subsidiary. In addition, as a result of their current shareholdings and related rights to representation on the board of directors of the Issuer and the Issuer's principal operating subsidiary, MLGEMP and JAFCO may prevent the Issuer and the Issuer's principal operating subsidiary from taking certain actions as set forth in the Shareholders Agreement.

          Under the Registration Rights Agreement, the Issuer has granted MLGEMP and JAFCO certain rights to demand that the Issuer register under the Securities Act common shares of the Issuer, and to allow MLGEMP and JAFCO to include common shares of the Issuer in any registration statement filed by the Issuer. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is hereby incorporated by reference.

          The descriptions of the Share Purchase Agreement, Shareholders Agreement and Registration Rights Agreement contained in this Statement do not purport to be complete and are qualified by the complete text of the agreements filed as Exhibits to this Statement.

          On June 13, 2003, MLGEMP entered into the Letter of Interest with the Issuer and PSi Technologies, which provided for, among other things, an additional investment by MLGEMP in PSi Technologies. Such investment, if consummated, would be in the form of a USD$ 4.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note of PSi Technologies for a cash consideration of USD$ 4.0 million. The note would be exchangeable at the option of MLGEMP, into 2,721,088 shares of common stock of the Issuer at a price of $1.47 per share. The exchange price is subject to reduction if the Issuer fails to meet certain performance targets.

Item 7.  Material to be Filed as Exhibits.

          1. Share Purchase Agreement, dated as of May 29, 2001, by and between Merrill Lynch Global Emerging Markets Partners, L.P. and RFM Corporation.

          2. Shareholders Agreement, dated as of May 29, 2001, by and among PSi Technologies Holdings, Inc., PSi Technologies, Inc., Merrill Lynch Global Emerging Markets Partners, L.P., JAFCO Investment (Asia Pacific) Ltd. and Arthur J. Young, Jr.

          3. Registration Rights Agreement, dated as of May 29, 2001, by and among PSi Technologies Holdings, Inc, Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd.

          4. Joint Filing Agreement, dated as of June 7, 2001, by and among Merrill Lynch Global Emerging Markets Partners, L.P., Merrill Lynch Global Capital, L.L.C., Merrill Lynch Global Partners, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc.

          5. Letter of Interest dated June 13, 2003, among Merrill Lynch Global Emerging Markets Partners, L.P., PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Date:      June 16, 2003

MERRILL LYNCH GLOBAL
EMERGING MARKETS PARTNERS, L.P.                 MERRILL LYNCH & CO., INC.

By:  Merrill Lynch Global Capital, L.L.C.       By:  /S/ Frank J. Marinaro
            Its General Partner                       ---------------------
                                                      Name:  Frank J. Marinaro
                                                      Title: Authorized Person*
By:  Merrill Lynch Global Partners, Inc.
         Its Managing Member
                                                MERRILL LYNCH GROUP, INC.
By:  /S/ Frank J. Marinaro
     -------------------------                  By:  /S/ Frank J. Marinaro
     Name:  Frank J. Marinaro                        ---------------------
     Title: Vice President and Secretary             Name:  Frank J. Marinaro
                                                     Title: Authorized Person*
MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

By: Merrill Lynch Global Partners, Inc.         ML IBK POSITIONS, INC.
          Its Managing Member
                                                By:  /S/ Frank J. Marinaro
By: /S/ Frank J. Marinaro                                ----------------------
    -----------------------                          Name:  Frank J. Marinaro
     Name:  Frank J. Marinaro                        Title: Vice President and
     Title: Vice President and Secretary                    Secretary


MERRILL LYNCH GLOBAL PARTNERS, INC.

By: /S/ Frank J. Marinaro
     Name:  Frank J. Marinaro
     Title: Vice President and Secretary


* The Powers of Attorney filed with the Commission on February 9, 2001 in connection with the reporting persons' Schedule 13G regarding the Issuer are hereby incorporated by reference.

                                   APPENDIX A

                        CORPORATIONS, LIMITED PARTNERSHIP
                          AND LIMITED LIABILITY COMPANY

          The names and principal businesses of the reporting persons are set forth below. Unless otherwise noted, the reporting persons have as the address of their principal business and office 4 World Financial Center, North Tower, New York, NY 10080.

NAME                                         PRINCIPAL BUSINESS

Merrill Lynch Global Emerging Markets        Investment partnership.
Partners, L.P.

Merrill Lynch Global Capital, L.L.C.         Acts as general partner for
                                             an investment partnership.

Merrill Lynch Global Partners, Inc.          Acts as a manager of the
                                             affairs of the general partner
                                             in investment partnerships.

ML IBK Positions, Inc.                       Holds proprietary investments for
                                             Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.                    Holding company.

Merrill Lynch & Co., Inc.                    A holding company that, through its
                                             subsidiaries and affiliates,
                                             provides investment, financing,
                                             insurance and related services on a
                                             global basis.

                                   APPENDIX B

                        EXECUTIVE OFFICERS AND DIRECTORS

          The names and principal occupations of each of the executive officers and directors of Merrill Lynch Global Partners, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address 4 World Financial Center, New York, NY 10080.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

Merrill Lynch Global Capital, L.L.C. is the general partner of Merrill Lynch Global Emerging Markets Partners, L.P. See Appendix A and the information set forth below with respect to Merrill Lynch Global Capital, L.L.C.

MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

Merrill Lynch Global Partners, Inc. is the managing member of Merrill Lynch Global Capital, L.L.C. See Appendix A and the information set forth below with respect to Merrill Lynch Global Partners, Inc.

MERRILL LYNCH GLOBAL PARTNERS, INC.          PRESENT PRINCIPAL OCCUPATION

Nathan C. Thorne                             Managing Director, Private Equity
Director, President

George A. Bitar                              Managing Director, Private Equity
Director, Vice President
Citizenship: Lebanon

Jerome P. Kenney                             Managing Director, Investment
Director                                     Banking

Guido Padovano                               Managing Director, Private Equity
Director, Vice President
Citizenship: Italy

Mandakini Puri                               Managing Director, Private Equity
Director, Vice President

Brian A. Renaud                              Managing Director, Private Equity
Director, Vice President



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


ML IBK POSITIONS, INC.                       PRESENT PRINCIPAL OCCUPATION

Gary M. Carlin                               First Vice President, Investment
President                                    Banking Finance

Nathan C. Thorne                             Managing Director, Private Equity
Director, Vice President

George A. Bitar                              Managing Director, Private Equity
Director, Vice President
Citizenship: Lebanon

Mandakini Puri                               Managing Director, Private Equity
Director, Vice President

MERRILL LYNCH GROUP, INC.                    PRESENT PRINCIPAL OCCUPATION

John Fosina                                  First Vice President, Corporate
Director, Vice President                     Controller

D. Kevin Dolan                               Senior Vice President, Corporate
Director, Vice President                     Tax

John C. Stomber                              Senior Vice President, Treasurer
Director, President & Treasurer

Katherine Hudson Zrike                       First Vice President, Global
Director, Vice President                     Private Client Counsel

MERRILL LYNCH & CO., INC.                    PRESENT PRINCIPAL OCCUPATION

Rosemary T. Berkery                          Executive Vice President, General
Executive Officer                            Counsel

W. H. Clark                                  Corporate Director
Director                                     c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038



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


Jill K. Conway                               Visiting Scholar, Massachusetts
Director                                     Institute of Technology
                                             c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

Alberto Cribiore                             Managing Partner, Brera Capital
Director                                     Partners
                                             c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

Robert C. Doll                               Senior Vice President, President
Executive Officer                            and Chief Investment Officer,
                                             Merrill Lynch Investment Managers

Ahmass L. Fakahany                           Executive Vice President, Chief
Executive Officer                            Financial Officer

James P. Gorman                              Executive Vice President; President
Executive Officer                            of Global Private Client

George B. Harvey                             Corporate Director
Director                                     c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

Robert P. Luciano                            Corporate Director
Director                                     c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

Heinz-Joachim Neuburger                      Executive Vice President and Chief
Director                                     Financial Officer of Siemens AG;
Citizenship: Germany                         Member of the Executive Committee
                                             of the Managing Board of Siemens AG
                                             c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

David K. Newbigging                          Chairman of the Board of Friends'
Director                                     Provident plc
Citizenship:  United Kingdom                 c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

E. Stanley O'Neal                            Chairman of the Board, President
Director and Executive Officer               and Chief Executive Officer


Thomas H. Patrick                            Executive Vice Chairman, Finance
Executive Officer                            and Administration

Aulana L. Peters                             Corporate Director
Director                                     c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

John P. Phelan                               Corporate Director
Director                                     c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

Joseph W. Prueher                            Corporate Director, Consulting
Director                                     Professor to the Stanford-Harvard
                                             Preventive Defense Project
                                             c/o Corporate Secretary's Office
                                             222 Broadway, 17th Floor
                                             New York, NY 10038

Arshad R. Zakaria                            Executive Vice President, President
Executive Officer                            of Global Markets and Investment
                                             Banking

                                INDEX TO EXHIBITS



Exhibit No.    Description
-----------    -----------
1.             Share Purchase Agreement, dated as of May 29, 2001, by and between Merrill Lynch Global Emerging Markets Partners, L.P. and
               RFM Corporation.*

2. Shareholders Agreement, dated as of May 29, 2001, by and among PSi Technologies Holdings, Inc., PSi Technologies, Inc., Merrill Lynch Global Emerging Markets Partners, L.P., JAFCO Investment (Asia Pacific) Ltd. and Arthur J. Young, Jr.*

3. Registration Rights Agreement, dated as of May 29, 2001, by and among PSi Technologies Holdings, Inc, Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd.*

4. Joint Filing Agreement, dated as of June 7, 2001, by and among Merrill Lynch Global Emerging Markets Partners, L.P., Merrill Lynch Global Capital, L.L.C., Merrill Lynch Global Partners, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc.*

5. Letter of Interest dated June 13, 2003, among Merrill Lynch Global Emerging Markets Partners, L.P., PSi Technologies Holdings, Inc. and PSi Technologies, Inc.


*Previously filed by the reporting persons on Schedule 13D in paper format on May 29, 2001.






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


                                                                    EXHIBIT 5

                                         Merrill Lynch Global Emerging Markets
                                         Partners, L.P.


                                         Brian A. Renaud
                                         Merrill Lynch Global Partners, Inc.
                                         Vice President

                                         World Financial Center, North Tower
                                         250 Vesey Street
                                         New York, NY  10283-1327
                                         U.S.A.
[OBJECT OMITTED]
                                         June 13, 2003

Arthur J. Young
PSi Technologies Holdings, Inc.
PSi Technologies, Inc.
Electronics Avenue
FTI Complex, Taguig
Metro Manila 1604
Philippines


Dear Mr. Young:

Merrill Lynch Global Emerging Markets Partners, L.P. ("MLGEMP") would like to express a non-binding indication of interest in pursuing an additional investment in PSi Technologies, Inc. (the "Company"). An investment, if consummated, would be in the form of a $4.0 million aggregate principal amount Exchangeable Senior Subordinated Note (the "Note") of the Company for a cash consideration of $4.0 million. The Note would accrue interest at an annual rate of 10.00% net of any withholding taxes, the payment of which would be the responsibility of the Company. The Note (or Notes to the extent of a transfer of an interest in all or any part of the Note) would be exchangeable at the option of the holders into 2,721,088 shares of common stock of PSi Technologies Holdings, Inc. ("Holdings"), equal to a fully diluted ownership stake of 17% (excluding the exchange of any accrued and unpaid interest), at a price of $1.47 per share, subject to customary antidilution adjustments and the adjustments outlined in the attached term sheet dated June 13, 2003 (the "Term Sheet'). Such transaction, if consummated, would be on the general terms and conditions contained in the Term Sheet attached to this letter and included herein by reference, subject to any subsequent changes, additions or deletions reflected in the definitive agreements as may be agreed to by the parties.

This letter and the Term Sheet (together, the "Letter of Interest") (i) shall not be deemed to be an offer or an agreement to agree; (ii) does not create a binding obligation, fiduciary relationship, or joint venture between the parties, and (iii) assumes the accuracy and completeness of the information previously provided by you. A consummation of this investment would be subject to the satisfactory completion of MLGEMP's due diligence review, the negotiation and execution of definitive legal documentation acceptable to all parties and their respective counsels, and the approvals and consents of governmental agencies, third parties and MLGEMP as may be necessary or desirable, and the satisfaction of the conditions precedent to closing contained in the definitive legal documentation.

This Letter of Interest is delivered to you with the understanding and on the condition that neither this Letter of Interest, nor the existence of a potential transaction with MLGEMP or any of its Affiliates shall be disclosed publicly or privately without the written permission of MLGEMP.

This Letter of Interest may not be contradicted by evidence of any actual or alleged prior, contemporaneous or subsequent understandings or agreements of the parties whether oral, expressed or implied, other than in a writing that expressly amends or supersedes this Letter of Interest. There are no unwritten oral understandings or agreements between the parties.

To indicate your interest in having us proceed with consideration of this transaction, please sign this letter and fax it to me at (662) 685-3582 by the close of business on June 15, 2003. Please mail the original signature page(s) to me at your earliest convenience.

The binding provisions of this Letter of Interest will be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles.




                                   Very truly yours,

                                   MERRILL LYNCH GLOBAL EMERGING
                                   MARKETS PARTNERS, L.P.

                                   By:  Merrill Lynch Global Capital, L.L.C.
                                           Its General Partner

                                   By:  Merrill Lynch Global Partners, Inc.
                                        Its Managing Member


                                   By   /s/ Brian A. Renaud
                                        ---------------------------
                                        Name:  Brian A. Renaud
                                        Title: Vice President


Accepted and Agreed
as of the date first written above:

PSi Technologies Holdings, Inc.


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


By       /s/ Arthur J. Young
         --------------------------
         Name:  Arthur J. Young
         Title: President

PSi Technologies, Inc.

By       /s/ Arthur J. Young
         --------------------------
         Name:  Arthur J. Young
         Title: President








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


                         PSi Technologies Holdings, Inc.
                              PSi Technologies Inc.
                             Preliminary Term Sheet
                                  June 13, 2003

THIS TERM SHEET IS A NON-BINDING DOCUMENT PREPARED FOR DISCUSSION PURPOSES ONLY, and the proposed Investment is specifically subject to the negotiation of definitive documentation including a purchase agreement and other appropriate agreements and documents; the performance of confirmatory business, legal and tax due diligence; receipt of all internal approvals and other conditions contained herein, all satisfactory to MLGEMP (as defined below) at its sole discretion.

Operating Company:                      PSi Technologies, Inc. ("PSi" or the
                                        "Company")

Holding Company:                        PSi Technologies Holdings, Inc.
                                        ("Holdco")

Investor:                               Merrill Lynch Global Emerging Markets
                                        Partners, L.P. and/or an Affiliate
                                        ("MLGEMP").

Exchangeable Senior Subordinated Notes: MLGEMP would purchase a USD$ 4.0 million aggregate principal amount Senior
                                        Subordinated Note (the "Note") of the
                                        Company for a cash consideration of USD$
                                        4.0 million. The Note shall accrue
                                        interest at an annual rate of 10.0% net
                                        of any withholding taxes, the payment of such taxes to be the responsibility of the Company. Interest shall be payable semi-annually. If the Company cannot pay the required interest payment in cash, it may pay in-kind.

Maturity Date:                          The principal amount of USD$ 4.0 million
                                        and the accrued interest shall be repaid in full upon June 1, 2008, if MLGEMP chooses not to exercise its exchange rights.

Exchange:                               The Note will be exchangeable at the
                                        option of the holders into shares of
                                        common stock of Holdco. The Note will be exchanged for 2,721,088 shares of common stock at a price (the "Exchange Price") of $1.47 per share, subject to customary antidilution adjustments and the adjustments set forth below.

Reduction of Exchange Price:            (a)In the event that Holdco reports a
                                           third quarter period ending 30th
                                           September, 2003 EBITDA figure of less
                                           than USD$ 3.89 million, the


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



                                           Exchange Price will be reduced to
                                           $1.29, subject to customary
                                           antidilution adjustments.

                                        (b)In the event that Holdco reports
                                           a fourth quarter period ending 31st
                                           December, 2003 EBITDA figure of less
                                           than USD$ 3.92 million, the Exchange
                                           Price will be reduced to (i) if the
                                           Exercise Price was previously reduced
                                           pursuant to (a) above, $1.15, subject
                                           to customary antidilution adjustments
                                           or (ii) if the Exercise Price was not
                                           previously reduced pursuant to (a)
                                           above, $1.29, subject to customary
                                           antidilution adjustments.

Redemption:                             In the event that, at any time after
                                        three years from the date of the Note,
                                        the average last reported sale price of
                                        Holdco American Depositary Receipts for
                                        a 30 consecutive day trading period on
                                        the Nasdaq National Market (the
                                        "Nasdaq") is at least $3.00 and the
                                        average daily trading volume on the
                                        Nasdaq during such 30 day period is
                                        equal to at least 33.33% of the number
                                        of shares of common stock of Holdco for
                                        which the Note is then exchangeable, the Company may send written notice (the
                                        "Redemption Notice") to MLGEMP
                                        indicating that the Company desires to
                                        redeem the Note, specifying the date of
                                        such redemption, which will be not
                                        earlier than 30 days after the date of
                                        the Redemption Notice (the "Redemption
                                        Date"), the redemption price, which will be the principal amount outstanding on the Note plus accrued and unpaid interest, and the fulfillment of the conditions set forth above. The Note will be redeemed on the Redemption Date unless MLGEMP exercises its right to exchange the Note prior to the Redemption Date.

Ranking: The Notes will be an unsecured obligation. They will rank senior in right of payment with any future subordinated indebtedness, equal in right of payment with any of the existing subordinated indebtedness, and subordinated in right of payment to any of the existing senior indebtedness.

Use of Proceeds:                        The Company would use proceeds for the
                                        repayment of supplier credits and
                                        capital expenditures payables.

Covenants:                              As long as the Notes remain outstanding,
                                        the covenants shall limit the Company's
                                        and its subsidiaries' ability to:

                                        (a) amalgamate, acquire or merge with
                                            another company, business concern,
                                            firm or person;

                                        (b) sell, consolidate, recapitalize,
                                            spin-off, the Company or any
                                            subsidiary of the Company;

                                        (c) undertake any transactions with an
                                            affiliate not in the ordinary course
                                            of business and not on an
                                            arms-length basis (other than
                                            transactions with MLGEMP or its
                                            affiliates);

                                        (d) sell or otherwise dispose of any of
                                            the material assets, except in the
                                            ordinary course of business;

                                        (e) pay dividends, repurchase stock or
                                            make any investment in any person
                                            other than a wholly-owned subsidiary
                                            of the Company;

                                        (f) incur any indebtedness other than
                                            extensions of credit arising from
                                            current discussions with existing
                                            lenders;

                                        (g) incur any new liens on the Company's
                                            assets unless the Notes are equally
                                            secured, other than liens incurred
                                            in connection with extensions of
                                            credit by existing lenders pursuant
                                            to current discussions; and

                                        (h) with respect to the Company's
                                            subsidiaries, issue or transfer
                                            equity or debt.

Default: In the event of a breach of the covenants contained in this term sheet, MLGEMP shall have the right to declare all or any part of the Notes to be immediately due and payable. Upon any cancellation or suspension of the Company's financial indebtedness due to any event of default, MLGEMP is entitled to declare the Notes due and payable prior to maturity.

Expenses:                               The Company shall bear all expenses
                                        relating to this transaction.

Governing Law:                          The agreements shall be governed by and
                                        construed in accordance with the laws of The State of New York applicable to contracts executed in and to be performed in that state.


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